Letterhead of SkyBridge

July 26, 2018

VIA EDGAR

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
(File Nos. 333-196706 and 811-21190)

Dear Ms. Larkin:

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) hereby requests that the effective date of the Company’s Post-Effective Amendment No. 8 filed today (which incorporates Post-Effective Amendment No. 7 filed on June 7, 2018 on Form N-2 (listed as an EDGAR POS 8C filing)) under the Securities Act of 1933 (the “Registration Statement”) be accelerated to July 31, 2018, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Catherine Sum of Shearman & Sterling LLP at (212) 848-4268, and that such effectiveness also be confirmed in writing.

Very truly yours,

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

By:	/s/ Christopher Hutt
	Name:	Christopher Hutt
	Title:	Vice President

Hastings Capital Group, LLC

By:	/s/ Jason Wright
	Name:	Jason Wright
	Title:	President